Exhibit No. 99.1
Rodolfo Gaona No. 86 Piso 4
Col. Lomas de Sotelo
Mexico, D.F. 11200
PATRICIO NORTHLAND APPOINTED NEW CEO FOR SATMEX
•	SATMEX BOARD APPROVES THE APPOINTMENT

•	SATMEX PREPARES THE CONSTRUCTION OF THE SATMEX 7 SATELLITE
MEXICO CITY — April 30, 2008 — Satelites Mexicanos, S.A. de C.V. (Satmex) announced the appointment of Patricio Northland as its new Chief Executive Officer (CEO) in another step to strengthen the company as a leading satellite operator in the Western Hemisphere.
“With a long history of success in the worldwide telecommunications and satellite industries, Patricio Northland has the global experience and knowledge that will enable him to firmly establish Satmex’s leadership position,” said Luis Rebollar, Chairman of the Board of Satmex. “We recognize in Northland a great capacity for leadership that will be fundamental in the following years for Satmex’s growth.”
At companies such as Intelsat, Panamsat, Americatel Corporation and AT&T Latin America, Northland built and executed strategies to establish satellite communication channels between the United States and Latin America, which were key factors in strengthening the financing of several of these accounts.
“Satmex has important plans that we will soon see accomplished, among them the construction and future launch of Satmex 7. We look forward to increasing our operational capacity and improving our position across the Americas, as such events will enable major new streams of revenue for the company. Today I am deeply honored to assume this challenge, and I know Satmex has all the tools we need to achieve it,” said the new Chief Executive Officer.
“With a history of service excellence, and based on our privileged orbital positions and advanced technology, Satmex has an incredible value proposition to offer multinational companies and government agencies throughout the region,” added Northland.

Exhibit No. 99.1
FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO CERTAIN INFORMATION IN THIS EXHIBIT. THIS INFORMATION HAS BEEN REDACTED AND DENOTED BY ASTERISKS [***]
Summary of Compensatory Arrangements for Patricio Northland and Alfonso Maza
A.	Patricio Northland, Chief Executive Officer
Patricio Northland, age 52, was appointed Chief Executive Officer of Satélites Mexicanos, S.A. de C.V. (the “Company”) as of May 1, 2008 for an indefinite term, subject to obtaining certain Mexican immigration authorizations from Mexico’s National Institute of Migration. For the last five years, Mr. Northland has served as Chief Operating Officer and Managing Director of Agcert International.
Under the terms of his employment agreement, Mr. Northland shall receive:
1.	a base annual salary of [***] adjusted annually for increases in cost of living and other considerations of the Company;

2.	a [***] signing bonus;
3.	a performance-based annual bonus ranging from [***] to [***] of Mr. Northland’s annual salary awarded according to Mr. Northland’s successful completion of certain annual objectives; and
4.	upon the sale of the Company and certain other events, a special bonus so long as Mr. Northland has completed [***] of service or upon the complete financing, construction and launch of Satmex 7. The special bonus entitles Mr. Northland, subject to certain adjustments, to the greater of (i) [***] of the difference between the sale price of the Company and [***] adjusted for financial events such as increases in capital and other financings of the Company, or (ii) [***]. The special bonus may be structured as shadow equity or options as agreed to by the parties.
B.	Alfonso Maza, Chief Financial Officer
Alfonso Maza, age 59, was appointed Chief Financial Officer of the Company as of February 1, 2007 for an indefinite term.
Under the terms of his employment agreement, Mr. Maza is paid:
1.	a monthly salary of [***]; and
2.	a performance-based annual bonus equal to up to [***].